UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: March 10, 2022

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2021 and 2020 and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2021, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2022 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 41, pursuant to the resolution of shareholders’ meeting held on October 12, 2021, the SK Telecom Co., Ltd. completed the spin-off of certain businesses on November 1, 2021. The spin-off company will engage in managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments and the surviving company will continue to engage in the remaining businesses of SK Telecom Co., Ltd. and certain subsidiaries, primarily cellular and fixed-line telecommunications businesses.

Key Audit Matter

Key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2021. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

1.	Revenue Recognition

As described in note 3 (23) and 27 of the separate financial statements, the Company’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~10,257,440 million in 2021. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Company’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer billing statements, rating system information, subscriber contracts, and cash received where applicable.

•

Inspecting major contracts with subscribers to assess the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020, AND

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	158,823	329,208
Short-term financial instruments	4,34,35		379,000	516,000
Short-term investment securities	8,34,35		—	31,854
Accounts receivable – trade, net	5,34,35,36		1,514,260	1,503,552
Short-term loans, net	5,34,35,36		62,724	89,280
Accounts receivable – other, net	5,34,35,36,37		520,956	434,713
Contract assets	7,35		10,078	8,388
Prepaid expenses	6		1,913,419	2,052,515
Guarantee deposits	5,34,35,36		51,739	51,069
Derivative financial assets	19,34,35,38		25,428	8,704
Inventories, net			8,962	5,181
Non-current assets held for sale	40		20,000	—
Advanced payments and others	5,34,35		16,104	16,651

			4,681,493	5,047,115

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,476,361	983,688
Investments in subsidiaries, associates and joint ventures	9,40		4,841,139	11,357,504
Property and equipment, net	10,12,36		9,318,408	9,157,548
Investment property, net	11		45,100	—
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		3,203,330	2,665,083
Long-term loans, net	5,34,35,36		201	6,518
Long-term accounts receivable – other	5,34,35,37		287,179	348,335
Long-term contract assets	7,35		19,399	22,844
Long-term prepaid expenses	6		951,441	903,961
Guarantee deposits	5,34,35,36		106,091	110,555
Long-term derivative financial assets	19,34,35,38		152,084	76,461
Other non-current assets			249	249

			21,707,572	26,939,336

Total Assets		~~W~~	26,389,065	31,986,451

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	2,072,195	1,955,472
Contract liabilities	7		72,624	83,216
Withholdings	34,35		608,069	659,181
Accrued expenses	34,35		764,863	724,992
Income tax payable	31		158,837	154,144
Provisions	17,39		54,137	43,437
Current installments of long-term debt, net	15,34,35,38		976,195	712,105
Lease liabilities	34,35,36,38		316,169	313,422
Current installments of long-term payables – other	16,34,35,38		398,823	424,600
Other current liabilities	34,35		4,565	5,835

			5,426,477	5,076,404

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		5,835,400	6,175,576
Long-term borrowings, excluding current installments, net	15,34,35,38		300,000	6,167
Long-term payables – other	16,34,35,38		1,611,010	1,141,723
Long-term contract liabilities	7		9,149	8,110
Long-term derivative financial liabilities	19,34,35,38		321,025	362,002
Long-term lease liabilities	34,35,36,38		1,045,926	999,776
Long-term provisions	17		42,432	55,953
Deferred tax liabilities	31		883,311	756,873
Defined benefit liabilities	18		6,902	7,421
Other non-current liabilities	34,35		44,577	46,588

			10,099,732	9,560,189

Total Liabilities			15,526,209	14,636,593

Shareholders’ Equity:
Share capital	1,20		30,493	44,639
Capital surplus and others	20,21,22,23		(4,576,271)	289,134
Retained earnings	24,25		14,770,618	16,684,640
Reserves	26		638,016	331,445

Total Shareholders’ Equity			10,862,856	17,349,858

Total Liabilities and Shareholders’ Equity		~~W~~	26,389,065	31,986,451

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Operating revenue:	27,36
Revenue		~~W~~	12,102,830	11,746,630
Operating expenses:	36
Labor			953,849	804,982
Commissions	6		4,817,920	4,647,773
Depreciation and amortization			2,766,981	2,841,755
Network interconnection			561,321	555,846
Leased lines			206,499	215,878
Advertising			117,969	114,794
Rent			115,271	121,032
Cost of goods sold			470,565	436,013
Others	28		978,132	985,490

			10,988,507	10,723,563

Operating profit			1,114,323	1,023,067

Finance income	30		435,635	377,947
Finance costs	30		(254,835)	(256,737)
Other non-operating income	29		69,662	82,673
Other non-operating expenses	29		(49,489)	(273,655)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	9		54,051	(11,840)

Profit before income tax			1,369,347	941,455

Income tax expense	31		295,524	182,663

Profit for the year		~~W~~	1,073,823	758,792

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	3,183	2,044
Diluted earnings per share (in won)			3,181	2,044

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Profit for the year		~~W~~	1,073,823	758,792

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(9,379)	(2,325)
Valuation gain on financial assets at fair value through other comprehensive income	26,30		289,764	366,600
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		16,807	15,507

Other comprehensive income for the year, net of taxes			297,192	379,782

Total comprehensive income		~~W~~	1,371,015	1,138,574

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In millions of won)
				Capital surplus and others						Retained earnings	Reserves
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	758,792	—	758,792
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(969)	380,751	379,782

			—	—	—	—	—	—	—	757,823	380,751	1,138,574

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends	33		—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	23		—	—	—	—	179	—	179	—	—	179
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(426,664)	—	—	—	(426,664)	—	—	(426,664)

			—	—	(426,664)	—	179	—	(426,485)	(746,130)	—	(1,172,615)

Balance, December 31, 2020		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858

Balance, January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,073,823	—	1,073,823
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(9,379)	306,571	297,192

			—	—	—	—	—	—	—	1,064,444	306,571	1,371,015

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends	33		—	—	—	—	—	—	—	(355,804)	—	(355,804)
Share option	23		—	—	—	—	56,386	19,112	75,498	—	—	75,498
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(76,111)	—	—	—	(76,111)	—	—	(76,111)
Disposal of treasury shares	21		—	—	141,469	—	—	(84,452)	57,017	—	—	57,017
Retirement of treasury shares	21		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—
Changes from spin-off	20,41		(14,146)	(1,144,887)	35,037	—	(10,701)	(5,767,210)	(6,887,761)	—	—	(6,901,907)

			(14,146)	(1,144,887)	2,066,347	—	45,685	(5,832,550)	(4,865,405)	(2,978,466)	—	(7,858,017)

Balance, December 31, 2021		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,073,823	758,792
Adjustments for income and expenses	38		3,128,696	3,361,118
Changes in assets and liabilities related to operating activities	38		(180,847)	169,589

			4,021,672	4,289,499
Interest received			23,109	20,283
Dividends received			326,759	285,040
Interest paid			(202,547)	(212,921)
Income tax refund (paid)			(249,164)	5,908

Net cash provided by operating activities			3,919,829	4,387,809

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			137,000	—
Collection of short-term loans			130,833	69,754
Decrease in long-term financial instruments			—	28
Proceeds from disposals of long-term investment Securities			17,116	790
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			139,668	659
Proceeds from disposals of property and equipment			55,658	89,922
Proceeds from disposals of intangible assets			4,843	4,475

			485,118	165,628
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(282,000)
Increase in short-term loans			(97,628)	(100,739)
Acquisitions of long-term investment securities			(24,912)	(827)
Acquisitions of investments in subsidiaries,			(414,467)	(277,465)
associates and joint ventures
Acquisitions of property and equipment			(1,863,200)	(2,480,297)
Acquisitions of intangible assets			(336,558)	(81,352)
Cash outflow for split-off			—	(121,100)

			(2,736,765)	(3,343,780)

Net cash used in investing activities		~~W~~	(2,251,647)	(3,178,152)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	300,000	—
Proceeds from issuance of debentures			507,876	1,062,500
Cash inflows from settlement of derivatives			332	36,691

			808,208	1,099,191
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,824)	(13,624)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(700,000)	(515,500)
Payments of dividends			(997,748)	(731,364)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(341,186)	(349,656)
Acquisition of treasury shares			(76,111)	(426,664)
Cash outflows resulting from spin-off			(78,800)	—

			(2,646,784)	(2,476,923)

Net cash used in financing activities			(1,838,576)	(1,377,732)

Net decrease in cash and cash equivalents			(170,394)	(168,075)
Cash and cash equivalents at beginning of the year			329,208	497,282
Effects of exchange rate changes on cash and cash equivalents			9	1

Cash and cash equivalents at end of the year		~~W~~	158,823	329,208

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2021, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.00
National Pension Service	21,076,493	9.63
Institutional investors and other shareholders	126,990,775	58.04
Kakao Corp.	3,846,487	1.76
Treasury shares	1,250,992	0.57

	218,833,144	100.00

On November 1, 2021, the date of spin-off the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments. (See note 41)

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 8, 2022, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2022.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (23), and 6), property and equipment and intangible assets (notes 3 (7), (9), 10 and 14), impairment of goodwill (notes 3 (12) and 13), recognition of provision (notes 3 (17) and 17), measurement of defined benefit liabilities (notes 3 (16) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (24) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 35.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2020.

The Company has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when the basis of determining the contractual cash flows a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform (“IBOR reform”), the Company updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•

when the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of the IBOR reform, the exception permits the hedge relationship to be continued while the Company amends the hedge documentation of that hedging relationship to reflect the changes required by IBOR reform.

These amended standards are not expected to have a significant impact on the Company’s separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.9 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	As a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(18)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(23)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	The expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(26)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2021. The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037).

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012).

•	COVID-19-Related Rent Concessions beyond 30 June, 2021 (Amendment to K-IFRS No. 1116).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Annual Improvements to K-IFRS Standards 2018-2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to K-IFRS No. 1001).

•	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

4.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2021 and 2020 are summarized as follows:

(In millions of won)
		December 31, 2021		December 31, 2020
Short-term financial instruments	Charitable trust fund(*1)	~~W~~	79,000	79,000
Long-term financial instruments	Collateral deposits for time deposit(*2)		130	130
	Guarantee deposit		12	12
	Collateral deposit(*3)		212	212

		~~W~~	79,354	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2021 the funds cannot be withdrawn before maturity (~~W~~60,000 million on July 5, 2022 and ~~W~~19,000 million on July 8, 2022).

(*2)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*3)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,605,860	(102,308)	1,503,552
Short-term loans		90,182	(902)	89,280
Accounts receivable – other(*)		468,880	(34,167)	434,713
Guarantee deposits		51,069	—	51,069
Accrued income		518	—	518

		2,216,509	(137,377)	2,079,132
Non-current assets:
Long-term loans		47,619	(41,101)	6,518
Long-term accounts receivable – other(*)		348,335	—	348,335
Guarantee deposits		110,555	—	110,555

		506,509	(41,101)	465,408

	~~W~~	2,723,018	(178,478)	2,544,540

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs (*)	Collection of receivables previously written-off	Split-off	Ending balance
2021	~~W~~	102,308	12,606	(32,150)	9,998	—	92,762
2020	~~W~~	103,756	23,611	(34,687)	9,699	(71)	102,308

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2021 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.11%	48.54%	70.07%	99.91%
	Gross amount	~~W~~	1,070,683	17,279	49,181	22,343
	Loss allowance		11,878	8,387	34,462	22,323

Other revenue	Expected credit loss rate		1.29%	36.86%	38.20%	86.38%
	Gross amount	~~W~~	433,644	963	2,929	10,000
	Loss allowance		5,600	355	1,119	8,638

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,878,149	2,022,314
Others		35,270	30,201

	~~W~~	1,913,419	2,052,515

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	931,655	885,951
Others		19,786	18,010

	~~W~~	951,441	903,961

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021		2020
Amortization recognized	~~W~~	2,591,940	2,422,977

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	29,477	31,232
Contract liabilities:
Wireless service contracts		18,397	22,026
Customer loyalty programs		12,699	16,709
Others		50,677	52,591

	~~W~~	81,773	91,326

(2)

The amount of revenue recognized for the years ended December 31, 2021 and 2020 related to the contract liabilities carried forward from the prior periods are ~~W~~57,562 million and ~~W~~73,016 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,397	—	—	18,397
Customer loyalty programs		10,650	1,399	650	12,699
Others		43,577	2,828	4,272	50,677

	~~W~~	72,624	4,227	4,922	81,773

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	—	31,854

(2)	Details of long-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Equity instruments	FVOCI(*)	~~W~~	1,383,223	916,387
Debt instruments	FVTPL		93,138	67,301

		~~W~~	1,476,361	983,688

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2021 and 2020 are ~~W~~1,383,223 million and ~~W~~916,387 million, respectively. Meanwhile, some of treasury shares held by the Company have been reissued as common shares of SK Square Co., Ltd. amounted to ~~W~~35,037 million due to spin-off, and the Company has designated the investments in equity instruments at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Investments in subsidiaries	~~W~~	3,148,741	6,014,367
Investments in associates and joint ventures		1,692,398	5,343,137

	~~W~~	4,841,139	11,357,504

(2)	Details of investments in subsidiaries as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.(*1)	43,427,530	100.0		24,927	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.(*2)	—	—		—	404,833
Eleven Street Co., Ltd.(*2)	—	—		—	1,049,403
DREAMUS COMPANY(*2)	—	—		—	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SKT Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*3)	—	100.0		155,656	143,097
One Store Co., Ltd.(*2)	—	—		—	82,186
id Quantique SA(*2)	—	—		—	100,527
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2,4)	—	—		—	747,804
SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)(*2)	—	—		—	94,136
FSK L&S Co., Ltd.(*2)	—	—		—	17,757
Incross Co., Ltd.(*2)	—	—		—	53,722
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.(*5)	1,140,000	100.0		19,975	10,463
Quantum Innovation Fund I(*6)	—	59.9		11,935	15,969
T map Mobility Co., Ltd.(*2)	—	—		—	155,408
SK O&S Co., Ltd. and others(*7)	—	—		41,619	45,713

			~~W~~	3,148,741	6,014,367

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2021 and 2020 are as follows, Continued:

(*1)	The Company recognized ~~W~~17,012 million of impairment loss for the investments in SK Communications Co., Ltd. for the year ended December 31, 2021.

(*2)	Investments in SK Planet Co., Ltd. and nine other subsidiaries were transferred to the spin-off company for the year ended December 31, 2021.

(*3)	The Company additionally contributed ~~W~~12,559 million in cash for the year ended December 31, 2021, but there is no change in the ownership interest.

(*4)

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. After the date of the merger SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again on October, 2021, ADT CAPS Co., Ltd. has changed its name to SK Shieldus Co., Ltd.

(*5)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the year ended December 31, 2021.

(*6)	The Company additionally contributed ~~W~~373 million in cash and disposed of ~~W~~4,407 million for the year ended December 31, 2021, but there is no change in the ownership interest.

(*7)	The Company recognized ~~W~~4,094 million of impairment loss for the investments in SK Telecom Japan Inc., a subsidiary, for the year ended December 31, 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.(*3)	—	—		—	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.(*3)	—	—		—	3,374,725
S.M. Culture & Contents Co., Ltd.(*4)	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.(*5)	—	—		—	30,517
Content Wavve Co., Ltd.(*3)	—	—		—	90,858
SK Telecom CS T1 Co., Ltd.(*3)	—	—		—	60,305
Digital Games International Pte. Ltd.(*6)	10,000,000	33.3		4,539	8,810
Invites Healthcare Co., Ltd.(*7)	489,999	27.1		35,000	28,000
Carrot General Insurance Co., Ltd.(*8)	—	—		—	20,000
12CM JAPAN and others(*2,9)	—	—		75,864	79,926

				1,683,223	5,312,099

Investments in joint ventures:
Finnq Co., Ltd.(*10,12)	6,370,000	49.0		7,175	25,429
Techmaker GmbH(*3)	—	—		—	5,609
UTC Kakao-SK Telecom ESG Fund(*11,12)	—	48.2		2,000	—

				9,175	31,038

			~~W~~	1,692,398	5,343,137

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)	Investments in NanoEnTek, Inc. and five other associates and join ventures were transferred to the spin-off company for the year ended December 31, 2021.

(*4)	The ownership interest has changed from 23.3% to 23.1% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the year ended December 31, 2021.

(*5)

The Company disposed the entire shares of Grab Geo Holdings PTE. LTD. at ~~W~~30,580 million in cash to T map Mobility Co., Ltd., and recognized ~~W~~63 million as gain relating to investments in associates for the year ended December 31, 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2021 and 2020 are as follows, Continued:

(*6)	The Company recognized ~~W~~4,271 million of impairment loss for the investments in Digital Games International Pte. Ltd. for the year ended December 31, 2021.

(*7)

The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. for the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the year ended December 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. has been converted to common stock.

(*8)

The Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Company reclassified the entire shares of Carrot General Insurance Co., Ltd. as non-current assets held for sale. (See note 40)

(*9)

The Company disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the year ended December 31, 2021. In addition, the Company disposed of the entire common shares and redeemable convertible preference shares of MakeUs Co., Ltd. at ~~W~~244 million in cash to DREAMUS COMPANY and recognized ~~W~~725 million of loss relating to investments in associates and ~~W~~198 million of gain relating to financial instruments at FVTPL for the year ended December 31, 2021. Meanwhile, the Company recognized ~~W~~5,245 million and ~~W~~747 million of impairment loss for the investments in 12CM JAPAN and TreePay Co. Ltd., respectively, for the year ended December 31, 2021.

(*10)	The Company recognized ~~W~~18,254 million of impairment loss for the investments in Finnq Co., Ltd. for the year ended December 31, 2021.

(*11)	The Company newly contributed ~~W~~2,000 million in cash for the year ended December 31, 2021.

(*12)	These investments were classified as investments in joint ventures as the Company has a joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY(*)	~~W~~	—	—	—	5,280	29,246,387	154,421
Incross Co., Ltd.(*)		—	—	—	54,000	2,786,455	150,469

(*)	Investments in DREAMUS COMPANY and Incross Co., Ltd. were transferred to the spin-off company for the year ended December 31, 2021.

(5)	The market value of investments in listed associates as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.(*)	~~W~~	—	—	—	8,620	7,600,649	65,518
SK hynix Inc.(*)		—	—	—	118,500	146,100,000	17,312,850
S.M.Culture & Contents Co., Ltd.		4,485	22,033,898	98,822	1,630	22,033,898	35,915

(*)	Investments in NanoEnTek, Inc. and SK hynix Inc. were transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	621,614	—	—	621,614
Buildings		1,226,269	(660,843)	(450)	564,976
Structures		922,053	(629,639)	(1,601)	290,813
Machinery		26,529,864	(21,198,379)	—	5,331,485
Right-of-use assets		1,901,150	(530,253)	—	1,370,897
Other		1,487,120	(1,047,138)	—	439,982
Construction in progress		698,641	—	—	698,641

	~~W~~	33,386,711	(24,066,252)	(2,051)	9,318,408

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	638,371	—	—	638,371
Buildings		1,258,656	(670,248)	(450)	587,958
Structures		912,496	(594,000)	(1,601)	316,895
Machinery		26,263,114	(20,906,377)	(1,745)	5,354,992
Right-of-use assets		1,703,195	(380,084)	—	1,323,111
Other		1,402,064	(996,924)	—	405,140
Construction in progress		531,081	—	—	531,081

	~~W~~	32,708,977	(23,547,633)	(3,796)	9,157,548

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Spin-off	Ending balance
Land	~~W~~	638,371	192	(20,963)	13,777	—	(9,763)	621,614
Buildings		587,958	2,320	(9,064)	33,388	(42,402)	(7,224)	564,976
Structures		316,895	1,939	(6,124)	16,533	(37,907)	(523)	290,813
Machinery		5,354,992	126,933	(10,876)	1,442,988	(1,581,897)	(655)	5,331,485
Right-of-use assets		1,323,111	457,977	(45,320)	(6,248)	(358,623)	—	1,370,897
Other		405,140	730,154	(1,060)	(612,213)	(81,294)	(745)	439,982
Construction in progress		531,081	1,237,476	(626)	(1,067,932)	—	(1,358)	698,641

	~~W~~	9,157,548	2,556,991	(94,033)	(179,707)	(2,102,123)	(20,268)	9,318,408

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Split-off	Ending balance
Land	~~W~~	618,012	84	(17,256)	37,531	—	—	—	638,371
Buildings		600,625	1,607	(20,810)	48,203	(41,667)	—	—	587,958
Structures		346,734	2,393	(4,417)	9,167	(36,982)	—	—	316,895
Machinery		5,074,665	99,659	(19,180)	1,845,507	(1,635,430)	(1,745)	(8,484)	5,354,992
Right-of-use assets		1,239,194	514,681	(55,743)	—	(374,974)	—	(47)	1,323,111
Other		500,887	824,205	(4,908)	(822,401)	(92,051)	—	(592)	405,140
Construction in progress		672,592	1,149,751	(5,573)	(1,283,223)	—	—	(2,466)	531,081

	~~W~~	9,052,709	2,592,380	(127,887)	(165,216)	(2,181,104)	(1,745)	(11,589)	9,157,548

(*)	The Company recognized impairment losses for obsolete assets for the year ended December 31, 2020.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

11.	Investment Property

(1)	Investment property as of December 31, 2021 is as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	17,084	—	17,084
Buildings		60,138	(38,370)	21,768
Right-of-use assets		13,140	(6,892)	6,248

	~~W~~	90,362	(45,262)	45,100

(2)	Changes in Investment property for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Beginning balance	~~W~~	—
Transfer		45,100

Ending balance	~~W~~	45,100

(3)	The Company recognized lease income of ~~W~~22,131 million for the year ended December 31, 2021 from investment property.

(4)	The fair value of investment property is ~~W~~179,916 million as of December 31, 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,139,024	1,095,216
Others		231,873	227,895

	~~W~~	1,370,897	1,323,111

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	2021		2020
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	284,746	291,883
Others		73,877	83,091

	~~W~~	358,623	374,974

Interest expense on lease liabilities	~~W~~	18,863	18,875

Expenses related to short-term leases and low-value assets leases are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2021 and 2020 amounted to ~~W~~360,273 million and ~~W~~368,542 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

12.	Lease, Continued

(2)	As a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~340 million and ~~W~~428 million for lease receivables for the years ended December 31, 2021 and 2020, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	8,083
1 ~ 2 years		8,166
2 ~ 3 years		8,349
3 ~ 4 years		2,479

Undiscounted lease payments	~~W~~	27,077

Unrealized finance income		548
Net investment in the lease		26,529

2)	Operating lease

The Company recognized lease income of ~~W~~115,450 million and ~~W~~113,400 million for the year ended December 31, 2021 and 2020, respectively, of which variable lease payments received are ~~W~~17,686 million and ~~W~~21,715 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	50,737
1 ~ 2 years		4,279
2 ~ 3 years		1,131
3 ~ 4 years		707
4 ~ 5 years		575
More than 5 years		1,935

	~~W~~	59,364

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

13.	Goodwill

Goodwill as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.6% (2020: 6.3%) (pre-tax annual discount rate: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.5% (2020: (-)0.2%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		41,006	(38,557)	—	2,449
Industrial rights		45,894	(34,960)	—	10,934
Facility usage rights		57,625	(43,270)	—	14,355
Club memberships(*2)		74,322	—	(22,966)	51,356
Other(*3)		3,509,532	(2,944,985)	—	564,547

	~~W~~	10,950,114	(7,537,818)	(208,966)	3,203,330

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		43,192	(39,089)	—	4,103
Industrial rights		41,110	(31,451)	—	9,659
Facility usage rights		58,638	(43,577)	—	15,061
Club memberships(*2)		77,917	—	(27,219)	50,698
Other(*3)		3,345,627	(2,692,830)	—	652,797

	~~W~~	9,777,366	(6,886,676)	(225,607)	2,665,083

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows, Continued:

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment. For the year ended December 31, 2020, the Company recognized an impairment loss of ~~W~~12,388 million for the portion of 800 MHz frequency usage rights used for 2G service as ICT approved the termination of 2G service. Meanwhile, for the year ended December 31, 2020, the Company recognized an impairment loss of ~~W~~186,000 million for the 28GHz frequency usage rights as the carrying value exceeded the recoverable amount.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.
(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	2,559,689
Land usage rights		4,103	140	(42)	—	(1,752)	—	—	2,449
Industrial rights		9,659	4,783	—	—	(3,508)	—	—	10,934
Facility usage rights		15,061	1,690	(21)	331	(2,706)	—	—	14,355
Club memberships		50,698	2,976	(2,192)	—	—	(126)	—	51,356
Other		652,797	30,295	(62)	167,388	(285,065)	—	(806)	564,547

	~~W~~	2,665,083	1,185,883	(2,317)	167,719	(812,106)	(126)	(806)	3,203,330

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Split-off	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		5,708	550	(88)	—	(2,067)	—	—	4,103
Industrial rights		12,054	750	(81)	—	(2,415)	—	(649)	9,659
Facility usage rights		15,524	1,665	(3)	537	(2,662)	—	—	15,061
Club memberships		47,611	6,472	(1,999)	—	—	—	(1,386)	50,698
Other		732,754	71,915	(9,064)	196,280	(307,030)	—	(32,058)	652,797

	~~W~~	3,461,152	81,352	(11,235)	196,817	(830,522)	(198,388)	(34,093)	2,665,083

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Research and development costs expensed as incurred	~~W~~	347,705	352,907

(4)	Details of frequency usage rights as of December 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	197,620	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		520,100	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		607,090	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		390,882	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		833,034	5G service	Apr. 2019	Nov. 2028
28 GHz license		10,963	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,559,689

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

15.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2021		December 31, 2020
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	6,746 (USD 5,690)	18,726 (USD 17,211)
Mizuho Bank, Ltd.	1.35	May. 20, 2024		100,000	—
DBS Bank Ltd.	1.32	May. 28, 2024		200,000	—

Less present value discount				(18)	(118)

				306,728	18,608
Less current installments				(6,728)	(12,441)

			~~W~~	300,000	6,167

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured corporate bonds	Operating fund	2021	4.22	—	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30	140,000	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66	—	150,000
Unsecured corporate bonds		2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	100,000	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80	—	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2021	1.71	—	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	—	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	—	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021		December 31, 2020
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	230,000
Unsecured corporate bonds		2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64		170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000
Unsecured corporate bonds	refinancing fund	2025	1.40		140,000	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds	refinancing fund	2024	1.17		80,000	—
Unsecured corporate bonds		2026	1.39		80,000	—
Unsecured corporate bonds		2031	1.80		50,000	—
Unsecured corporate bonds		2041	1.89		100,000	—
Unsecured corporate bonds	refinancing fund	2024	2.47		90,000	—
Unsecured corporate bonds		2026	2.69		70,000	—
Unsecured corporate bonds		2041	2.68		40,000	—
Unsecured global bonds	Operating fund	2027	6.63		474,200 (USD 400,000)	435,200 (USD 400,000)
Unsecured global bonds		2023	3.75		592,750 (USD 500,000)	544,000 (USD 500,000)
Floating rate notes (*)	Operating fund	2025	3M LIBOR +0.91		355,650 (USD 300,000)	326,400 (USD 300,000)

					6,822,600	6,895,600
Less discounts on bonds					(17,733)	(20,360)

					6,804,867	6,875,240
Less current installments of bonds					(969,467)	(699,664)

				~~W~~	5,835,400	6,175,576

(*)	3M LIBOR rates are 0.21% and 0.24% as of December 31, 2021 and 2020, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

16.	Long-Term Payables – Other

(1)	As of December 31, 2021 and 2020, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2021		December 31, 2020
Long-term payables – other	~~W~~	2,090,715	1,626,040
Present value discount on long-term payables – other		(80,882)	(59,717)
Current installments of long-term payables – other		(398,823)	(424,600)

Carrying amount at December 31	~~W~~	1,611,010	1,141,723

(2)

The principal amount of long-term payables – other repaid for the year ended December 31, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		769,395
3 ~ 5 years		738,300
More than 5 years		182,775

	~~W~~	2,090,715

17.	Provisions

Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021						As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	8,212	(5,494)	—	94,684	52,252	42,432
Emission allowance		7,424	1,368	(1,091)	(5,816)	1,885	1,885	—

	~~W~~	99,390	9,580	(6,585)	(5,816)	96,569	54,137	42,432

(In millions of won)
	2020							As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Split-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	83,675	8,939	(588)	—	(60)	91,966	36,013	55,953
Emission allowance		5,256	7,400	—	(5,232)	—	7,424	7,424	—

	~~W~~	88,931	16,339	(588)	(5,232)	(60)	99,390	43,437	55,953

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

18.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	483,001	464,846
Fair value of plan assets		(476,099)	(457,425)

	~~W~~	6,902	7,421

(2)	Principal actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Discount rate for defined benefit obligations	2.94%	2.41%
Expected rate of salary increase	5.15%	4.67%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	~~W~~	464,846	422,782
Current service cost		56,316	57,480
Past service cost		—	815
Interest cost		11,228	10,364
Remeasurement
- Demographic assumption		—	—
- Financial assumption		(903)	(1,686)
- Adjustment based on experience		12,095	3,038
Benefit paid		(43,996)	(26,066)
Split-off		—	(5,605)
Spin-off		(17,811)	—
Others(*)		1,226	3,724

Ending balance	~~W~~	483,001	464,846

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2021 and 2020.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

18.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	~~W~~	457,425	397,689
Interest income		10,802	9,249
Remeasurement		(819)	(1,297)
Contribution		65,500	83,000
Benefit paid		(40,103)	(28,188)
Split-off		—	(5,316)
Spin-off		(17,455)	—
Others		749	2,288

Ending balance	~~W~~	476,099	457,425

The Company expects to contribute ~~W~~97,479 million to the defined benefit plans in 2022.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the separate statements of income) and capitalized into construction-in-progress, for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Current service cost	~~W~~	56,316	57,480
Past service cost		—	815
Net interest cost		426	1,115

	~~W~~	56,742	59,410

Costs related to the defined benefit except for the amounts transferred to construction in progress are included in labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Equity instruments	~~W~~	13,712	1,879
Debt instruments		148,906	150,485
Short-term financial instruments, etc.		313,481	305,061

	~~W~~	476,099	457,425

(7)	As of December 31, 2021, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(20,844)	22,399
Expected salary increase rate		22,400	(21,043)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2021 and 2020 are 9.16 years and 9.41 years, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2021 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. for the year ended December 31, 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~321,025 million (~~W~~320,984 million as of December 31, 2020) for the rights prescribed in the shareholders’ agreement as of December 31, 2021.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 7.1% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)
Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

19.	Derivative Instruments, Continued

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Company recognized derivative financial assets of ~~W~~15,477 million and ~~W~~9,524 million, respectively, for subscription right and contingent subscription right.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increases (decreases). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increases (decreases).

(4)

The fair value of derivative financial instruments to which the Company applies cash flow hedge is recorded in the financial statements as derivative financial assets and long-term derivative financial assets. As of December 31, 2021, details of fair values of the derivatives assets are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	~~W~~	427	427
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		74,555	74,555
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		75,069	75,069
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		2,460	2,460

	~~W~~	152,511	152,511

(5)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	9,524	9,524
Subscription right		15,477	15,477

	~~W~~	25,001	25,001

Non-current liabilities:
Drag-along and call option rights	~~W~~	(321,025)	(321,025)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of authorized shares(*1)		670,000,000	220,000,000
Par value(*1) (in won)		100	500
Number of issued shares		218,833,144	80,745,711
Share capital:
Common share(*2)	~~W~~	30,493	44,639

(*1)

As a result of stock split and the spin-off, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by ~~W~~14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021		2020
Issued shares at January 1	~~W~~	80,745,711	80,745,711
Retirement of treasury shares(*1)		(8,685,568)	—
Stock split(*2)		288,240,572	—
Spin-off(*3)		(141,467,571)	—

Issued shares at December 31	~~W~~	218,833,144	80,745,711

(*1)	The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation.
(*2)

The stock split of the Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Company after the stock split and is allocated at the rate of the table below per common share of the Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in shares)	0.6073625	0.3926375

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

20.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2021 and 2020 are as follows:

(In shares)
	December 31, 2021			December 31, 2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	1,250,992	217,582,152	80,745,711	9,418,558	71,327,153

(4)	Details of capital surplus and others as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Paid-in surplus	~~W~~	1,771,000	2,915,887
Treasury shares(Note 21)		(57,314)	(2,123,661)
Hybrid bonds(Note 22)		398,759	398,759
Share option(Note 23)		47,166	1,481
Others(*)		(6,735,882)	(903,332)

	~~W~~	(4,576,271)	289,134

(*)	The amount for 2021 primarily consists of a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control (see note 41).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of shares		1,250,992	9,418,558
Acquisition cost	~~W~~	57,314	2,123,661

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Treasury shares at January 1	9,418,558	7,609,263
Acquisition(*1)	288,000	1,809,295
Disposal(*2)	(626,740)	—
Retirement of treasury shares(*3)	(8,685,568)	—
Stock split(*4)	1,577,000	—
Spin-off(*5)	(719,955)	—
Disposal(*6)	(303)	—

Treasury shares at December 31	1,250,992	9,418,558

(*1)

The Company acquired 288,000 of its treasury shares for ~~W~~72,982 million and 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021 and 2020, respectively.

(*2)

The Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and loss on disposal of treasury shares of ~~W~~114,359 million, respectively. In addition, the Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)	The stock split of the Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.
(*5)

773,987 treasury shares, some of treasury shares held by the Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off. Meanwhile. the Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off.

(*6)

The Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to the employee, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	December 31, 2021		December 31, 2020
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

	Series
	1-1	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of Shares(*1) (in share)	67,320	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price(*1) (in won)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)
Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares(*1) (in share)	224,692	145,247
Exercise price(*1) (in won)	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)	Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.

(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the year, and granted cash settled share appreciation rights to executives.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share based payment arrangement, Continued

(2)	Share compensation expense recognized for the year ended December 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2020	~~W~~	1,481
For the year ended December 31, 2021		75,498
In subsequent periods		75,318

	~~W~~	152,297

As of December 31, 2021, the carrying amount of debt recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~1,774 million.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Series
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	5,403	4,048	3,096	4,798	1,720	1,622	192	8,142

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	1.71%	1.71%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	57,900	66,400
Expected volatility	26.00%	26.00%
Expected dividends	3.40%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	10,646	20,321

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS No. 1102 and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		(1,248,140)	665,882

	~~W~~	14,770,618	16,684,640

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

Date of appropriation for 2021: March 25, 2022

Date of appropriation for 2020: March 25, 2021

(In millions of won)
	2021		2020
Unappropriated retained earnings (Undisposed accumulated deficit):
Unappropriated retained earnings	~~W~~	23,938	1,801
Changes in accounting policies		—	(5,840)
Remeasurement of defined benefit liabilities		(9,379)	(2,325)
Reclassification of valuation gain on FVOCI		—	1,356
Retirement of treasury shares		(1,965,952)	—
Interim dividends: 2021: ~~W~~1,635 per share, 1,635% on par value 2020: ~~W~~1,000 per share, 200% on par value		(355,804)	(73,136)
Interest on hybrid bonds		(14,766)	(14,766)
Profit for the year		1,073,823	758,792

		(1,248,140)	665,882

Reversal of appropriation of retained earnings:
Reserve for business expansion		2,000,000	—
Appropriation of retained earnings:
Cash dividends: 2021: ~~W~~1,660 per share, 1,660% on par value 2020: ~~W~~9,000 per share, 1,800% on par value		361,186	641,944

		1,638,814	641,944

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	390,674	23,938

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	613,010	323,246
Valuation gain on derivatives		25,006	8,199

	~~W~~	638,016	331,445

(2)	Changes in reserves for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2020	~~W~~	(41,998)	(7,308)	(49,306)
Changes, net of taxes		365,244	15,507	380,751

Balance at December 31, 2020		323,246	8,199	331,445

Balance at January 1, 2021		323,246	8,199	331,445
Changes, net of taxes		289,764	16,807	306,571

Balance at December 31, 2021	~~W~~	613,010	25,006	638,016

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	323,246	(41,998)
Amount recognized as other comprehensive income for the year, net of taxes		289,764	366,600
Amount reclassified to retained earnings, net of taxes		—	(1,356)

Balance at December 31	~~W~~	613,010	323,246

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	8,199	(7,308)
Amount recognized as other comprehensive income for the year, net of taxes		10,450	11,163
Amount reclassified to profit, net of taxes		6,357	4,344

Balance at December 31	~~W~~	25,006	8,199

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2021		2020
Products transferred at a point in time:
Product sales	~~W~~	59,469	43,014
Services transferred over time:
Wireless service revenue(*1)		10,257,440	9,989,461
Cellular interconnection revenue		512,151	502,252
Others(*2)		1,273,770	1,211,903

		12,043,361	11,703,616

	~~W~~12,102,830		11,746,630

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Communication	~~W~~	27,952	29,730
Utilities		263,204	256,095
Taxes and dues		23,505	20,872
Repair		246,549	241,076
Research and development		347,705	352,907
Training		23,218	25,727
Bad debt for accounts receivable – trade		12,606	23,611
Other		33,393	35,472

	~~W~~	978,132	985,490

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	34,088	31,711
Gain on business transfer		—	12,451
Others		35,574	38,511

	~~W~~	69,662	82,673

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	14,108	18,882
Impairment loss on property and equipment and intangible assets		126	200,133
Donations		11,116	15,144
Bad debt for accounts receivable – other		4,000	3,767
Others		20,139	35,729

	~~W~~	49,489	273,655

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Finance Income:
Interest income	~~W~~	26,818	26,463
Gain on sale of accounts receivable – other		27,725	22,605
Dividends		326,759	285,040
Gain on foreign currency transactions		2,911	7,606
Gain on foreign currency translations		239	38
Gain relating to financial instruments at FVTPL		51,183	36,195

	~~W~~	435,635	377,947

(In millions of won)
	2021		2020
Finance Costs:
Interest expenses	~~W~~	238,971	244,037
Loss on foreign currency transactions		4,995	9,157
Loss on foreign currency translations		50	317
Loss relating to financial instruments at FVTPL		10,819	3,226

	~~W~~	254,835	256,737

(2)	Details of interest income included in finance income for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest income on cash equivalents and short-term financial instruments	~~W~~	5,061	7,391
Interest income on loans and others		21,757	19,072

	~~W~~	26,818	26,463

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest expense on borrowings	~~W~~	6,721	7,974
Interest expense on debentures		186,852	186,262
Others		45,398	49,801

	~~W~~	238,971	244,037

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)
	2021
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	83,980	10,179
Financial assets at FVOCI		1,320	—
Financial assets at amortized cost		24,793	1,775
Derivatives designated as hedging instrument		—	600

		110,093	12,554

Financial Liabilities:
Financial liabilities at FVTPL		—	41
Financial liabilities at amortized cost		103	242,240

		103	242,281

	~~W~~	110,196	254,835

(*)	Finance income does not include ~~W~~325,439 million of dividends received from subsidiaries and associates for the year ended December 31, 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2020
	Finance income(*1)		Finance costs
Financial Assets:
Financial assets at FVTPL(*2)	~~W~~	58,950	589
Financial assets at FVOCI		993	—
Financial assets at amortized cost(*2)		22,977	8,391
Derivatives designated as hedging instrument		—	1,867

		82,920	10,847

Financial Liabilities:
Financial liabilities at amortized cost		3,762	245,120
Derivatives designated as hedging instrument		7,380	770

		11,142	245,890

	~~W~~	94,062	256,737

(*1)	Finance income does not include ~~W~~283,885 million of dividends received from subsidiaries and associates for the year ended December 31, 2020.
(*2)	The Company reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.

2)	Other comprehensive income (loss)

(In millions of won)
	2021		2020
Financial Assets:
Financial assets at FVOCI	~~W~~	289,764	366,600
Derivatives designated as hedging instrument		16,807	21,732

		306,571	388,332

Financial Liabilities:
Derivatives designated as hedging instrument		—	(6,225)

	~~W~~	306,571	382,107

(5)	Details of impairment losses for financial assets for the year ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade	~~W~~	12,606	23,611
Other receivables		4,000	3,767

	~~W~~	16,606	27,378

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2021 and 2020 consist of the following:

(In millions of won)
	2021		2020
Current tax expense:
Current year	~~W~~	247,179	193,646
Current tax of prior years		(628)	13,282

		246,551	206,928

Deferred tax expense:
Changes in net deferred tax assets		48,973	(24,265)

Income tax expense	~~W~~	295,524	182,663

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2021 and 2020 is attributable to the following:

(In millions of won)
	2021		2020
Income taxes at statutory income tax rate	~~W~~	365,992	248,538
Non-taxable income		(12,769)	(40,358)
Non-deductible expenses		5,542	9,601
Tax credit and tax reduction		(54,372)	(36,091)
Changes in unrecognized deferred taxes		11,915	29,122
Income tax refund		(327)	(212)
Changes in tax rate and other		(20,457)	(27,937)

Income tax expense	~~W~~	295,524	182,663

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Valuation loss on financial assets measured at fair value	~~W~~	(100,884)	(133,199)
Valuation loss on derivatives		(5,924)	(5,663)
Remeasurement of defined benefit liabilities		2,631	325
Gain on disposal of treasury shares		27,223	—

	~~W~~	(76,954)	(138,537)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	49,447	(3,713)	—	—	45,734
Accrued interest income		(138)	51	—	—	(87)
Financial assets measured at fair value		(56,501)	(1,019)	(100,884)	—	(158,404)
Investments in subsidiaries, associates and joint ventures		1,314	(2,247)	—	992	59
Property and equipment		(150,952)	(120,202)	—	3	(271,151)
Retirement benefit obligation		9,706	(5,337)	2,631	(53)	6,947
Valuation gain (loss) on derivatives		15,887	1,883	(5,924)	—	11,846
Gain or loss on foreign currency translation		21,764	(396)	—	—	21,368
Incremental costs to acquire a contract		(781,524)	37,257	—	—	(744,267)
Right-of-use assets		(352,193)	(7,605)	—	—	(359,798)
Lease liabilities		349,555	7,933	—	—	357,488
Others		97,179	(555)	27,223	(1,453)	122,394

	~~W~~	(796,456)	(93,950)	(76,954)	(511)	(967,871)

Tax credit		39,583	44,977	—	—	84,560

	~~W~~	(756,873)	(48,973)	(76,954)	(511)	(883,311)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	51,941	(2,494)	—	49,447
Accrued interest income		(90)	(48)	—	(138)
Financial assets measured at fair value		78,144	(1,446)	(133,199)	(56,501)
Investments in subsidiaries, associates and joint ventures		21,755	(20,441)	—	1,314
Property and equipment		(107,708)	(43,244)	—	(150,952)
Retirement benefit obligation		25,039	(15,658)	325	9,706
Valuation gain (loss) on derivatives		19,545	2,005	(5,663)	15,887
Gain or loss on foreign currency translation		21,995	(231)	—	21,764
Incremental costs to acquire a contract		(823,973)	42,449	—	(781,524)
Right-of-use assets		(333,298)	(18,895)	—	(352,193)
Lease liabilities		316,275	33,280	—	349,555
Others		86,475	10,704	—	97,179

	~~W~~	(643,900)	(14,019)	(138,537)	(796,456)

Tax credit		1,299	38,284	—	39,583

	~~W~~	(642,601)	24,265	(138,537)	(756,873)

(5)	Details of temporary differences not recognized as deferred tax assets(liabilities) in the statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		502,098	1,320,231
Other temporary differences		372,134	372,134

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Profit for the year	~~W~~	1,073,823	758,792
Interest on hybrid bonds		(14,766)	(14,766)

Profit for the year on common shares		1,059,057	744,026
Weighted average number of common shares outstanding		332,761,592	363,977,155

Basic earnings per share (in won)	~~W~~	3,183	2,044

2)	The weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(In shares)	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(9,046,475)	(1,705,085)

	356,635,765	363,977,155

Weighted average number of common shares for comparative period has been retroactively adjusted to reflect the effect of the stock split (see note 20 (2)).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

32.     Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Profit for the year on common shares	~~W~~	1,059,057	744,026
Adjusted weighted average number of common shares outstanding		332,917,848	364,041,895

Diluted earnings per share (in won)	~~W~~	3,181	2,044

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)
	2021	2020
Outstanding shares at January 1	356,635,765	365,682,240
Effect of treasury shares	(360,999)	(1,705,085)
Effect of spin-off	(23,513,174)	—
Effect of share option	156,256	64,740

Adjusted weighted average number of common shares outstanding	332,917,848	364,041,895

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

2020	Cash dividends (Interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2021 and 2020 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2021	Cash dividends	3,295	57,900	5.69%
2020	Cash dividends	10,000	238,000	4.20%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated ~~W~~1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	180,000	—	149,208	—	329,208
Financial instruments(*1)		405,000	—	111,354	—	516,354
Short-term investment securities		31,854	—	—	—	31,854
Long-term investment securities(*2)		67,301	916,387	—	—	983,688
Accounts receivable – trade		—	—	1,503,552	—	1,503,552
Loans and other receivables		517,175	—	523,813	—	1,040,988
Derivative financial assets		22,859	—	—	62,306	85,165

	~~W~~	1,224,189	916,387	2,287,927	62,306	4,490,809

(*1)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.
(*2)	The Company designated ~~W~~916,387 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	41,018	362,002
Borrowings		—	18,608	—	18,608
Debentures		—	6,875,240	—	6,875,240
Lease liabilities(*)		—	1,313,198	—	1,313,198
Accounts payable – other and others		—	4,446,539	—	4,446,539

	~~W~~	320,984	12,653,585	41,018	13,015,587

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	15,785	~~W~~	18,713	1,203,788	~~W~~	1,427,091
EUR	59		80	—		—
JPY	—		—	87,837		905
Others	—		172	—		—

		~~W~~	18,965		~~W~~	1,427,996

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 19)

As of December 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,419	(1,419)
EUR		8	(8)
JPY		(90)	90
Others		17	(17)

	~~W~~	1,354	(1,354)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2021, floating-rate debentures amount to ~~W~~355,650 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures as described in note 19. Therefore, income before income taxes for the year ended December 31, 2021 would not have been affected by the changes in interest rates of floating-rate debentures.

As of December 31, 2021, the floating-rate long-term payables – other are ~~W~~2,090,715 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the year ended December 31, 2021, would change by ~~W~~20,907 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Interest rate benchmark reform and associated risks, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2021 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2020 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of December 31, 2021.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of December 31, 2021 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	158,791	329,176
Financial instruments		379,354	516,354
Investment securities		900	900
Accounts receivable – trade		1,514,260	1,503,552
Contract assets		29,477	31,232
Loans and other receivables		1,029,221	1,040,988
Derivative financial assets		177,512	85,165

	~~W~~	3,289,515	3,507,367

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i) Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2021 are included in note 5.

(ii) Debt investments

The credit risk arises from debt investments included in ~~W~~379,354 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,029,221 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2021 are as follows:

(In millions of won)
	Financial assets at FVTPL		At amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	750,859	639,602	29,998	65,872
Loss allowance		—	(2,787)	(8,197)	(65,872)

Carrying amount	~~W~~	750,859	636,815	21,801	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2021 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2020	~~W~~	2,771	7,412	65,987	76,170
Remeasurement of loss allowance, net		322	3,034	644	4,000
Transfer to lifetime ECL – not credit impaired		(306)	306	—	—
Transfer to lifetime ECL – credit impaired		—	(2,555)	2,555	—
Amounts written off		—	—	(7,479)	(7,479)
Recovery of amounts written off		—	—	4,165	4,165

December 31, 2021	~~W~~	2,787	8,197	65,872	76,856

(iii) Cash and cash equivalents

The Company has ~~W~~158,791 million as of December 31, 2021 (~~W~~329,176 million as of December 31, 2020) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	306,728	316,819	10,843	305,976	—
Debentures(*)		6,804,867	7,792,484	1,154,804	3,749,423	2,888,257
Lease liabilities		1,362,095	1,448,126	318,064	909,936	220,126
Accounts payable – other and others(*)		5,070,674	5,182,053	3,443,361	1,554,580	184,112

	~~W~~	13,544,364	14,739,482	4,927,072	6,519,915	3,292,495

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	152,511	157,752	21,095	110,555	26,102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2020.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	15,526,209	14,636,593
Total equity		10,862,856	17,349,858
Debt-equity ratios		142.93%	84.36%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL(*)	~~W~~	1,224,189	—	1,134,029	90,160	1,224,189
Derivative hedging instruments		62,306	—	62,306	—	62,306
FVOCI		916,387	881,135	—	35,252	916,387

	~~W~~	2,202,882	881,135	1,196,335	125,412	2,202,882

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		41,018	—	41,018	—	41,018

	~~W~~	362,002	—	41,018	320,984	362,002

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	18,608	—	19,131	—	19,131
Debentures		6,875,240	—	7,316,314	—	7,316,314
Long-term payables – other		1,566,323	—	1,582,174	—	1,582,174

	~~W~~	8,460,171	—	8,917,619	—	8,917,619

(*)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 and 2020 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2021 are as follows:

Interest rate
Derivative instruments	0.32% ~ 1.90%
Borrowings and debentures	1.64% ~ 2.33%
Long-term payables – other	1.62% ~ 2.39%

2)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2021. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2021 are as follows:

(In millions of won)	Balance at January 1, 2021		Gain (loss) for the year	OCI	Acquisition	Disposal	Transfer	Spin-off	Balance at December 31, 2021
Financial assets:
FVTPL	~~W~~	90,160	48,928	—	24,912	(58,277)	23,928	(11,513)	118,138
FVOCI		35,252	—	7,180	—	—	—	—	42,432

	~~W~~	125,412	48,928	7,180	24,912	(58,277)	23,928	(11,513)	160,570

Financial liabilities:
FVTPL	~~W~~	(320,984)	(41)	—	(88,613)	—	—	88,613	(321,025)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		79,127	(77,714)	1,413	—	1,413

	~~W~~	87,142	(77,714)	9,428	(453)	8,975

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		77,714	(77,714)	—	—	—

	~~W~~	78,167	(77,714)	453	(453)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 22 others(*)
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2021, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*2)	100.0	Cable broadcasting services
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.(*3)	100.0	Production and supply services of broadcasting programs
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*4)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the year ended December 31, 2021.

(*3)	SK Broadband Co., Ltd. newly established Media S Co., Ltd. as its subsidiary for the year ended December 31, 2021.

(*4)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2021, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (2 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	5,956	10,029
Defined benefits plan expenses		2,845	3,459
Share option		146	158

	~~W~~	8,947	13,646

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	12,952	532,220	46,108

Subsidiaries	SK Broadband Co., Ltd.		103,064	580,066	8,227
	PS&Marketing Corporation(*3)		9,889	1,399,844	785
	SK O&S Co., Ltd.		3,549	225,936	58,994
	SK Telink Co., Ltd.(*4)		80,605	37,647	—
	SERVICE ACE Co., Ltd.		10,261	125,023	—
	SERVICE TOP Co., Ltd.		8,371	133,403	—
	Others		5,442	18,595	879

			221,181	2,520,514	68,885

Associates	F&U Credit information Co., Ltd.		1,470	43,353	—
	SK USA, Inc		—	7,634	—
	KEB HanaCard Co., Ltd.		3,483	2,928	—
	SK Wyverns Co., Ltd.(*5)		199	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*6)		131,141	—	—
	Others(*7)		11,539	491	—

			158,775	62,609	—

Others	SK Innovation Co., Ltd.		12,213	14,059	—
	SK Networks Co., Ltd.		1,685	10,005	24
	SK Networks Service Co., Ltd.		937	39,173	2,393
	SK Telesys Co., Ltd.		121	118	10,328
	SK TNS Co., Ltd.(*5)		52	5,856	38,169
	SKC Infra Service Co., Ltd.(*5)		17	5,739	98
	UbiNS Co., Ltd.		252	4,134	22,289
	Happy Narae Co., Ltd.		133	14,238	118,610
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*8)		27,784	78,032	20,850
	Eleven Street Co., Ltd.		5,084	18,901	—
	SK Planet Co., Ltd.		5,031	81,115	10,632
	SK hynix Inc.(*9)		208,916	87	—
	DREAMUS COMPANY		2,883	99,917	396
	One Store Co., Ltd.		15,511	1	—
	SK m&service Co., Ltd.		209	12,150	1,247
	Content Wavve Co., Ltd.		73	78,964	—
	Others		34,739	23,600	10,182

			315,640	486,089	235,218

		~~W~~	708,548	3,601,432	350,211

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~767,201 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*5)	Transactions occurred before the related party relationship terminated.
(*6)	Operating revenue and others include ~~W~~131,141 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~170,937 million of dividend income received.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		2020
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	14,953	498,282	35,744

Subsidiaries	SK Broadband Co., Ltd.		133,512	542,581	13,310
	PS&Marketing Corporation(*3)		12,224	1,338,394	932
	SK O&S Co., Ltd.		4,189	221,380	56,663
	SK Planet Co., Ltd.		3,352	88,155	12,730
	SK Telink Co., Ltd.(*4)		146,146	31,711	2
	SERVICE ACE Co., Ltd.(*5)		11,474	136,517	—
	SERVICE TOP Co., Ltd.		8,156	144,393	—
	Eleven Street Co., Ltd.		3,274	19,264	—
	Life & Security Holdings Co., Ltd.(*6)		22,194	2,807	8,052
	One Store Co., Ltd.		14,669	270	—
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*7)		20,340	32,144	4,166
	DREAMUS COMPANY		2,421	74,218	465
	Others		9,975	33,523	5,960

			391,926	2,665,357	102,280

Associates	F&U Credit information Co., Ltd.		1,420	45,495	—
	SK hynix Inc.(*8)		252,271	151	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,195	19,329	—
	Content Wavve Co., Ltd.		161	56,631	—
	Others(*9)		47,777	12,096	78

			303,507	136,767	78

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		4,777	238	—
	SK Innovation Co., Ltd.		13,844	14,715	—
	SK Networks Co., Ltd.		2,040	11,217	7
	SK Networks Service Co., Ltd.		786	41,065	1,543
	SK Telesys Co., Ltd.		239	634	23,004
	SK TNS Co., Ltd.		344	42,470	332,955
	SK Energy Co., Ltd.		3,584	234	—
	SKC Infra Service Co., Ltd.		29	7,885	137
	SK ENS Co., Ltd.		2,246	53	—
	UbiNS Co., Ltd.		—	2,316	25,100
	Happy Narae Co., Ltd.		105	13,212	117,198
	Others		10,738	8,016	8,020

			38,732	142,055	507,964

		~~W~~	749,118	3,442,461	646,066

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~778,230 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.
(*9)	Operating revenue and others include ~~W~~18,749 million of dividend income received from Korea IT Fund, Pacific Telecom Inc. and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	KEB HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Co., Ltd.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969
		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,593	44,035

Subsidiaries	SK Broadband Co., Ltd.		—	12,035	224,714
	PS&Marketing Corporation		—	1,686	69,301
	SK O&S Co., Ltd.		—	78	38,220
	SK Planet Co., Ltd.		—	412	23,886
	SK Telink Co., Ltd.		—	11,994	26,621
	SERVICE ACE Co., Ltd.		—	210	28,111
	SERVICE TOP Co., Ltd.		—	158	28,215
	Eleven Street Co., Ltd.		—	545	8,182
	One Store Co., Ltd.		—	267	12,320
	SK m&service Co., Ltd.		—	2,688	15,046
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	921	13,998
	SK Communications Co., Ltd.		—	28	11,052
	Others		—	1,791	25,729

			—	32,813	525,395

Associates	F&U Credit information Co., Ltd.		—	5	4,005
	SK hynix Inc.		—	6,991	127
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Others		—	7,398	4,150

			22,147	43,307	153,610

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	410	152
	SK Innovation Co., Ltd.		—	4,277	42,896
	SK Networks Co., Ltd.		—	371	4,533
	SK Networks Services Co., Ltd.		—	—	6,328
	SK Telesys Co., Ltd.		—	33	4,331
	SK TNS Co., Ltd.		—	19	89,370
	SK Energy Co., Ltd.		—	525	233
	Others		—	2,192	26,640

			—	7,827	174,483

		~~W~~	22,147	85,540	897,523

(*1)	As of December 31, 2020, the Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

36.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the year ended December 31, 2021 as presented in note 9.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~493,277 million and ~~W~~571,004 million as of December 31, 2021 and 2020, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2021, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Gain on foreign currency translations	~~W~~	(239)	(38)
Interest income		(26,818)	(26,463)
Dividends		(326,759)	(285,040)
Loss (gain) relating to investments in subsidiaries, associates and joint ventures		(54,051)	11,840
Gain relating to financial instruments at FVTPL		(51,183)	(36,195)
Gain on disposal of property and equipment and intangible assets		(34,088)	(31,711)
Gain on business transfer		—	(12,451)
Gain on sale of accounts receivable – other		(27,725)	(22,605)
Other income		(8,030)	(959)
Loss on foreign currency translations		50	317
Bad debt for accounts receivable – trade		12,606	23,611
Bad debt for accounts receivable – other		4,000	3,767
Loss relating to financial instruments at FVTPL		10,819	3,226
Depreciation and amortization		2,914,229	3,011,626
Loss on disposal of property and equipment and intangible assets		14,108	18,882
Impairment loss on property and equipment and intangible assets		126	200,133
Interest expense		238,971	244,037
Expense related to defined benefit plan		56,742	59,410
Bonus paid by treasury shares		29,643	—
Share option		77,270	179
Income tax expense		295,524	182,663
Other expenses		3,501	16,889

	~~W~~	3,128,696	3,361,118

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade	~~W~~	(23,150)	(49,900)
Accounts receivable – other		(66,706)	118,097
Advanced payments		(298)	(5,305)
Prepaid expenses		139,096	(93,396)
Inventories		(3,781)	5,260
Long-term accounts receivable – other		61,199	19,238
Long-term prepaid expenses		(49,775)	227,843
Guarantee deposits		7,853	24,225
Contract assets		1,755	(335)
Accounts payable – other		(118,696)	95,810
Withholdings		(51,112)	(24,191)
Deposits received		(3,883)	1,415
Accrued expenses		10,668	(85,389)
Plan assets		(25,397)	(54,812)
Retirement benefit payment		(43,996)	(26,066)
Contract liabilities		(9,553)	(8,273)
Others		(5,071)	25,368

	~~W~~	(180,847)	169,589

(3)	Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,085,139	(402,598)
Increase of right-of-use assets		457,977	514,681
Increase of Investments in subsidiaries by split-off		—	34,308
Change in assets and liabilities by spin-off (Note 41)		6,823,107	—
Retirement of treasury shares		1,965,952	—
Disposal of treasury shares (Congratulatory bonus for spin-off)		114,373	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2021

Total liabilities from financing activities:
Long-term borrowings	~~W~~	18,608		287,176	553	—	391	306,728
Debentures		6,875,240		(192,124)	116,444	—	5,307	6,804,867
Lease liabilities		1,313,198		(341,186)	—	—	390,083	1,362,095
Long-term payables – other		1,566,323		(425,349)	—	—	868,859	2,009,833
Derivative financial Liabilities		41,018		332	—	(41,350)	—	—
Derivative financial assets		(62,306)		—	—	(90,206)	—	(152,512)

	~~W~~	9,752,081		(671,151)	116,997	(131,556)	1,264,640	10,331,011
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(997,748)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash outflows for spin-off				(78,800)

				(1,167,425)

			~~W~~	(1,838,576)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	2020
					Non-cash transactions
	January 1, 2020		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2020

Total liabilities from financing activities:
Long-term borrowings	~~W~~	32,934		(13,624)	(1,194)	—	492	18,608
Debentures		6,407,964		547,000	(85,091)	—	5,367	6,875,240
Lease liabilities		1,175,904		(349,656)	—	—	486,950	1,313,198
Long-term payables – other		1,968,538		(425,349)	—	—	23,134	1,566,323
Derivative financial Liabilities		—		8,191	—	32,827	—	41,018
Derivative financial assets		(126,251)		28,500	—	35,445	—	(62,306)

	~~W~~	9,459,089		(204,938)	(86,285)	68,272	515,943	9,752,081
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(731,364)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)

				(1,172,794)

			~~W~~	(1,377,732)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2021 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
Emissions rights allocated free of charge	815,927	814,842	1,033,764	2,664,533

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
January 1	(2,343)	(60,977)	—	(63,320)
Allocation at no cost	815,927	814,842	1,033,764	2,664,533
Additional allocation	131,015	217,643	—	348,658
Purchase	—	68,471	—	68,471
Surrendered or shall be surrendered	(1,005,576)	(1,039,979)	(1,087,455)	(3,133,010)
Borrowing	60,977	—	—	60,977

December 31	—	—	(53,691)	(53,691)

(3)	As of December 31, 2021, the estimated annual greenhouse gas emissions quantities of the Company are 1,087,455 tCO2-eQ.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

40.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

41.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company )
Effective date of spin-off	November 1, 2021

(2)

The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other businesses and making new investments are as follows:

(In millions of won)
	Amount
Current assets	~~W~~	96,255
Non-current assets		6,953,355

Total assets	~~W~~	7,049,610
Current liabilities	~~W~~	5,763
Non-current liabilities		106,903

Total liabilities	~~W~~	112,666

Net assets	~~W~~	6,936,944

(3)	Obligation relating to spin-off

The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2021 and 2020

42.	Subsequent Events

On January 20, 2022, the Board of Directors of the Company approved the disposal of treasury shares and the details are as follows:

Information of disposal
Number of treasury shares to be disposed	413,080 Common shares
Price of the treasury shares to be disposed per share (in won)(*)	~~W~~55,800
Estimated aggregate disposal value(*)	~~W~~23,050 million
Disposal period	January 24, 2022 ~ February 11, 2022
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

(*)	The actual price to be disposed and disposal value of the treasury shares may change as of the disposal date.

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2021, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2021 and 2020, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 10, 2022 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2021.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2021, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 22, 2022

/s/ Kim, Jin Won
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer